 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 15)*

ITEX CORPORATION

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(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

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(Title of Class of Securities)

465647204

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(CUSIP Number)

David Polonitza

54B Sandra Circle, Apt B-1

Westfield, NJ 07090

 (502) 460-3141

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(Name, Address and Telephone Number of the Person

Authorized to Receive Notices and Communications)

January 28, 2013

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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued of following pages)

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1.       Name of Reporting Person

         David Polonitza

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                         S.E.C. Use Only

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4.                         Source of Funds

   PF

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5.                       Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               128,640

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          128,640

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         128,640

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         4.37%

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14.      Type of Reporting Person               IN

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AMENDMENT NO. 15 TO SCHEDULE 13D

The following constitutes Amendment No. 15 ("Amendment No. 15") to the Schedule 13D filed by the undersigned.  Amendment No. 15 amends the Schedule 13D as specifically set forth herein.

Item 2 is hereby amended and restated to read as follows:

Item 2. Identity and Background.

Mr. David Polonitza’s (“Mr. Polonitza”) current address is 54B Sandra Circle, Apt B1, Westfield, NJ 07090. David Polonitza is Chief Operating Officer of AB Value Management LLC. AB Value Management LLC’s address is 92 West Main Street, Freehold NJ 07728. David Polonitza is a citizen of the United States of America.

Item 3 is hereby amended and restated to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

David Polonitza has acquired his Common Stock currently held with personal funds.

Item 4 is hereby amended and restated to read as follows:

Item 4. Purpose of Transaction.

On January 28, 2013, Kirk Anderson ("Mr. Anderson"), Wayne P. Jones (“Mr. Jones”), Richard Polonitza ("Mr. R. Polonitza"), and Greta Polonitza ("Mrs. Polonitza"), were no longer members of The Polonitza Group effective January 28, 2013, due to the initial purpose of joining The Polonitza Group no longer remaining, as a result of settlement of litigation between Mr. Polonitza and members of Issuer’s Board of Directors, which became final thirty days from December 28, 2012.

Item 5 is hereby amended and restated to read as follows:

Item 5. Interest in Securities of the Issuer.

(a)-(b). As of February 7, 2013, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by the Reporting Person, and (ii) to the knowledge of the Reporting Person, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
David Polonitza	128,640	128,640	0	4.37%

*Based on 2,944,589 shares of Common Stock, Par Value $0.01 per share, outstanding pursuant to the Issuer's 10-Q filed with the Securities and Exchange Commission on December 13, 2012, for the quarter ended October 31, 2012.

c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Person. All transactions were made in the open market.

Transactions in Common Stock Within the Past Sixty Days

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share
None

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Person.

(e) Not Applicable.

Item 6 is hereby amended and restated to read as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the terms of the settlement agreement approved by the Court with regards to the litigation between Mr. Polonitza and members of the Issuer’s Board of Directors, Mr. Polonitza has agreed that until December 31, 2014, he will vote all of the Shares that he beneficially owns in whatever matter Shareholder is entitled to vote, or pursuant to any written consent of the stockholders for the nominees designated by the Board of Directors of the Company to constitute its Board of Directors; and for all such other proposals as may be recommended by the Board of Directors from time to time, provided however, that with respect to any proposal relating to the Equity Incentive Plan or Shareholder Rights Plan, Mr. Polonitza may either withhold his vote or vote as recommended by the Board of Directors.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2013

By: /s/ David Polonitza

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Name:   David Polonitza